China Education Alliance, Inc.
58 Heng Shan Road
Kun Lun Shopping Mall
Harbin, The People’s Republic of China 150090

November 26, 2007

Securities and Exchange Commission
Washington, DC 20549
Mail Stop 3720
Attention:  Michele Anderson, Esq., Legal Branch Chief

Re: China Education Alliance, Inc. Form SB-2; File No. 333-146023

Ladies and Gentlemen:

In response to the questions raised by the staff of the Securities and Exchange Commission (the “Commission”) in Item 10 of its comment letter dated November 21, 2007, to China Education Alliance, Inc. (the “Company”) in connection with the Company’s filing of a Registration Statement on Form SB-2, each of the undersigned as to himself or herself only, hereby confirms and understands that the filing of any late report(s) by each of the undersigned under Section 13(d) and Section 16(a) of the Securities Exchange Act of 1934, as amended, as appropriate, does not and cannot cure past violations and the filings do not foreclose the Commission from taking any action in the future against each of the undersigned with respect to such late filing(s). This affirmation shall not be deemed filed with the Commission, nor shall it be deemed to be incorporated by reference into any filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Very Truly Yours,

Xiqun Yu

Chunqing Wang

Ansheng Huang

Liansheng Zhang

/s/ James Hsu
James Hsu

Guilan Feng